

August 1, 2007

<u>Via US Mail and Facsimile</u>

Thomas H. King
Chief Financial Officer
Allied Holdings, Inc.
160 Clairemont Avenue, Suite 200,
Decatur, Georgia 30030

      Re: Allied Holdings, Inc.
               Form 10-K for the year ended December 31, 2006
               File No. 001-13867

Dear Mr. King:
:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief